

January 18, 2011

Via U.S. Mail and Facsimile (626) 821-9361
Ms. Spring Liu
Chief Financial Officer
Skypeople Fruit Juice, Inc.
16F, National Development Bank Tower
No.2, Gaoxin 1ˢᵗ Road
Xi'an, People's Republic of China

  Re: **Skypeople Fruit Juice, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 31, 2010
    File No. 1-14523

Dear Ms. Liu:

  We have reviewed your response filed on November 3, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements, page 81

General

1. We note your response to our prior comment 6 and your conclusions that your operations represent one operating segment and, if you were determined that your operations represented multiple operating segments, aggregation of those operating segments into a single reportable segment would be appropriate.

Your response indicates, in part, that you do not evaluate your business on a "separate operating segment basis" and that your CODM "allocates resources and reviews the overall performance of the company as a whole instead of individual subsidiaries". However, we note that the information you provided in response to our specific request for the reports your chief operating decision maker "reviews to make resource allocation decisions and to assess performance" includes information on a disaggregated basis. Additionally, we note that MD&A in your 10-K, as well as recent earnings calls, include discussion of operating performance on a disaggregated basis. Based on these factors, it appears that there are separate components of your enterprise that meet the definition of operating segment in ASC paragraph 280-10-50-1.

Among other criteria, ASC paragraph 280-10-50-11 indicates that aggregation of operating segments is appropriate if the segments have similar economic characteristics. Based on the MD&A in your 10-K, as well as information in a recent earnings call, we understand that concentrated apple and pear juices command a lower gross margin than kiwi and other specialty concentrates. In this regard, we note the tabular presentation of gross margin percentages on page 50 of your Form 10-K for the fiscal year ended December 31, 2009, which indicates a wide range of product gross margin percentages for both 2009 and 2008. We also note the range of gross margin percentages on page 23 in your Form 10-Q for the nine months ended September 30, 2010.

Revise your disclosure to include a presentation of segment information that is consistent with the requirements of ASC Topic 280 – Segment Reporting. Alternatively, further explain to us why you believe your current presentation is complies with that guidance.

2. We note your response to our prior comment 7. Tell us if you plan to provide the required disclosure pursuant to ASC 280-10-50-21 in future filings.

You may contact Bob Carroll at (202) 551-3362, or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant